June 2, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit H of the Form 1 application pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BZX Exchange, Inc. (the "Exchange").

For Exhibit H, the Exchange is filing an amendment to reflect an update to the existing Corporate Securities Listing Application. The new security type of "Closed-End Fund" has been added as an option under the "Securities to be Listed" section.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit H currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 4:00pm on 06/02/25

Enclosures

**** Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.***

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/02/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

25000205

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe BZX Exchange, Inc. (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/02/25 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Laura Dickman [signature executed at 4:00pm on 06/02/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

A. Initial Listings

1. Corporate Securities Listing Application

Cboe BZX Exchange, Inc. Listing Application: Corporate Securities

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. If you have questions on completing the Listing Application, you may direct them to *ListingQualifications@cboe.com*. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

1. APPLICANT INFORMATION	
Company Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
Location of Incorporation/Date of Incorporation:	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	

2. LISTING CATEGORY

Please select the listing category:

- ☐ Initial Public Offering
- ☐ Secondary Offering
- ☐ Supplemental Listing
- ☐ SPAC Business Combination
- ☐ Business Combination with non-Exchange Entity
- ☐ SPAC
- ☐ Uplisting from OTC Market
- ☐ Transfer from national securities exchange
- ☐ Reverse Merger
- ☐ Other:

APPLICATION CONTACTS	
Primary Contact	
Name:	Firm:
Phone:	Email:
Secondary Contact	
Name:	Firm:
Phone:	Email:

BILLING INFORMATION Please provide contact information for purposes of listing fees.	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Additional Billing Email Address (if applicable):

3. SECURITIES TO BE LISTED

☐ Primary Equity Security ☐ Preferred Stock ☐ Secondary Class of Common Stock

☐ Rights ☐ Warrants ☐ Convertible Debt

☐ American Depositary Receipts ☐ Units ☐ Closed-End Fund

Trading Symbol (list at least 3 in order of preference):	
Market Tier (Tier I or Tier II):	
CUSIP:	
Par Value:	
Expected/actual filing date of registration statement:	
Expected effective date of registration statement:	
Expected closing date of offering (if applicable):	

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?

☐ Yes ☐ No

If the Company has any class of common stock or other security entitling the holder(s) to differential voting rights, dividend payments, or other preferences provide a complete description of such rights or preferences below:

If there is an existing public market for the issue(s) covered by this application, please identify each security, marketplace and trading symbol.
If the Company or any of its predecessors previously applied to have its securities listed or quoted on any marketplace, provide the name of the marketplace, and the date and outcome of the application. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry. Attach an additional sheet if necessary.
If the Company is seeking to list pursuant to or in connection with a merger with an Exchange-listed company provide a brief description of the proposed transaction. Be sure to identify the surviving Company that will list on the Exchange following the proposed transaction. Please also provide the desired symbol. Please note that the new Company may be required to execute new listing application and listing agreement forms. All new officers and directors must be identified in these updated forms. Attach an additional sheet if necessary.
Designate appropriate registration category of each issue. A copy of the appropriate document evidencing registration must accompany this application.
☐ Section 12(b) of 1934 Act ☐ Section 12(g) of 1934 Act ☐ Other (please specify): ________
Has the company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the SEC or other regulatory authority?
☐ Yes ☐ No If "yes," provide copy of filing including comments or appropriate regulatory authority and Company's response thereto. Date of SEC effectiveness: _____________ Date cleared all SEC comments: _____________

4. PARTNER CONTACT INFORMATION	
Counsel	
Firm:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:
Lead Underwriter	
Firm:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:
Independent Auditor	
Firm:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:
Transfer Agent Must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act	
Firm:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:

Depositary Bank (ADRs only)	
Depository Bank:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:

5. BOARD MEMBER INFORMATION (as of listing date)

Name	*Committee Membership*	*Independent (Y/N)* *Per BZX Rule 14.10(c)(1)(B)*

6. OFFICER INFORMATION (as of listing date)

Title	*Name*	*Email Address*	*Phone*
Chief Executive Officer			
Chief Operating Officer			
Chief Technology Officer			
Chief Financial Officer			
Corporate Secretary			
Investor Relations Contact			
Compliance Contact			
Additional Officer (if applicable)			
Additional Officer (if applicable)			

7. PUBLICLY HELD SHARES BREAKDOWN (as of listing date)

Shares Outstanding	
Insider Shares - Officers	
Insider Shares – Directors	
Insider Shares – 10% Shareholders (excl. officer/director)	
Publicly Held Shares	

8. RESTRICTED SHARES (as of listing date)	
Securities acquired directly or indirectly from the Issuer, or an affiliate of the Issuer, in unregistered offerings, including but not limited to private placements or Regulation D offerings	
Shares issuable upon conversion of a convertible security at the time if the Issuer's IPO	
Shares subject to lock-up or similar contractual arrangements	
Shares issued under an employee stock benefit plan, employee stock purchase plan, or as compensation for professional services	
Securities acquired pursuant to Regulation S	
Any other shares considered "restricted" pursuant to Rule 144	

9. ADDITIONAL REPRESENTATIONS AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide the following information in a separate attachment to this application.

Regulatory Proceedings/Litigation

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all non-routine inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

    a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

    c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

If none, check this box. ☐

2. With respect to current executive officers, directors, and 10% or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings, excluding any routine proceedings:

    a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

    [Note: With respect to questions 2a and 2b, there is no limit on the time frame covered by the request.]

If none, check this box. ☐

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Prior Offerings

1. Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the past six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

2. Please note that securities of companies listing on the Exchange are required to be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"). To be eligible, an issuer is required to use a transfer agent that meets DTC's insurance and connectivity requirements. Further, the transfer agent must instruct DTC to designate the Company's securities as direct registered eligible securities. In addition, the issuer's governing documents, such as its by-laws, must permit securities that are not represented by certificates. Please note that this rule does not apply to non-equity securities which are issued in book entry form only.

AFFIRMATION Please sign and date the application.	
I, (Name of Individual)	as (Title)
of (Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
 (Signature of Company Officer)	 (Date)

COMPANY INFORMATION
Company Name (the "Company"):

Upon listing on the Exchange, the Company must comply with the Exchange's requirements relating to Board Composition, Executive Sessions, Audit Committee, Compensation Committee, Director Nomination Process, Code of Conduct, Meetings of Shareholders, Notification of Noncompliance, Review of Related Party Transactions, Shareholder Approval, Voting Rights and Compensation Recovery Policy requirements. By completing this form, you are certifying your Company's compliance with, or exemption from, these requirements.

In addition, the Cboe BZX Exchange, Inc. Rules include certain disclosure and notification requirements relating to the use of exemptions and phase-in schedules that are not outlined in this certification. Each Company is responsible for ensuring compliance with such requirements.

Also note that a Company that is a Smaller Reporting Company,[1] Controlled Company,[2] or a Foreign Private Issuer[3] may need to submit a new certification if that status changes.

1. Majority Independent Board-Rule 14.10(c)(2)(A) and Related Interpretation and Policy .02

☐ I hereby certify that the Company's board of directors is comprised of a majority of Independent Directors as required by Rule 14.10(c)(2)(A). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's law. The Company must disclose in its annual reports filed with the SEC that it does not comply with the Independent Director requirement of Rule 14.10(c)(2)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

---

1 A "Smaller Reporting Company" has the same meaning as that defined in Rule 12b-2 of the Securities Exchange Act of 1934 ("Exchange Act").

2 A "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.

3 A "Foreign Private Issuer" has the same meaning as that defined Rule 3b-4(c) of the Exchange Act.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certification above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

2. <u>Executive Sessions-Rule 14.10(c)(2)(B) and Related Interpretation and Policy .03</u>

☐ I hereby certify that the Company will have the regularly scheduled meetings at which only Independent Directors are present ("executive sessions"), as required by Rule 14.10(c)(2)(B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the executive session requirement of Rule 14.10(c)(2)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

3. <u>Audit Committee Charter-Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04</u>

☐ I hereby certify that the Company has adopted a formal written audit committee charter specifying the items enumerated in Rule 14.10(c)(3)(A), and that the audit committee will review and reassess the adequacy of the charter on an annual basis. Please provide a copy of the charter and note the date of its adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee charter requirement of Rule 14.10(c)(3)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

4. Audit Committee Composition-Rule 14.10(c)(3)(B) and Related Interpretation and Policy .05

☐ I hereby certify that the Company has, and will continue to have, an audit committee of at least three members, comprised solely of directors each of whom: (a) meets the Exchange's definition of independence contained in Rule 14.10(c)(1)(B) (subject to the exception provided in Rule 14.10(c)(3)(B)(ii) and the cure period provided in Rule 14.10(c)(3)(D)); (b) meets the requirements of SEC Rule 10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 14.10(c)(3)(D)); (c) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (d) is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, as required by Rule 14.10(c)(3)(B)(i)(d).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

LIST MEMBER(S):

If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of all Independent Directors, except for one director, who meets the criteria set forth in Rule 14.10(c)(3)(B)(ii) and Section 10A(m)(3) under the Exchange Act where the board, under exceptional and limited circumstances, has determined that it is in the best interests of the Company and its shareholders to do so.

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee composition requirements of Rule 14.10(c)(3)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirements.

☐ **For Initial Public Offerings or Companies Transferring from Another Market** : Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy the

Audit Committee Composition requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

5. <u>Audit Committee Responsibilities and Authority – Rule 14.10(c)(3)(C) and Related Interpretation and Policy .06</u>

☐ I hereby certify that the Company's audit committee has, and will continue to have, responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4) and (5) under the Act (subject to the exemptions provided in Rule 10A-3(c) under the Act), concerning responsibilities relating to: (i) registered public accounting firms, (ii) complaints relating to accounting, internal accounting controls or auditing matters, (iii) authority to engage advisors, and (iv) funding as determined by the audit committee. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Initial Public Offerings or Companies Transferring from Another Market** : Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy the Audit Committee Composition requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

6. <u>Compensation Committee Charter – Rule 14.10(c)(4)(A)</u>

☐ I hereby certify that the Company has adopted a formal written compensation committee charter specifying the items enumerated in Rule 14.10(c)(4)(A), and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis. Please provide a copy of the charter and note the date of its adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Smaller Reporting Companies:** Check here if the Company is a Smaller Reporting Company and each director responsible for determining the compensation of executive officers of the Company is independent under Rule 14.10(c)(1)(B).

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the compensation committee charter requirement of Rule 14.10(c)(4)(A) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a Limited Partnership Governance Certification Form, which is available on the Exchange's website at http://markets.cboe.com/.

7. Compensation Committee Composition – Rule 14.10(c)(4)(B) and Related Interpretation and Policy .07

☐ I hereby certify that the Company has, and will continue to have, a compensation committee of at least two members. Each compensation committee member is an Independent Director as defined under Rule 14.10(c)(1)(B). In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, the board of directors has considered, and will continue to consider, all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exceptional and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three members, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the Exchange Act and is not a current Executive Officer or employee or a Family Member of an Executive Officer, where the board, under exceptional and limited circumstances, has determined that such director's membership on the compensation committee is required by the best interests of the Company and its shareholders, in accordance with Rule 14.10(c)(4)(C). A Company checking this box certifies that any member appointed under this exception has not served longer than two years. A Company relying upon this exception must disclose either on or through the Company's website or in the proxy statement for the next annual meeting subsequent to such determination (or, if the Company does not file a proxy, in its Form 10-K or 20-F), the nature of the relationship and the reasons for the determination. In addition, the Company must provide any disclosure required by Instruction 1 to Item 407(a) of Regulation S-K regarding its reliance on this exception.

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the Independent Director oversight of executive compensation requirement of Rule 14.10(c)(4)(B) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a Limited Partnership Governance Certification Form, which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

8. <u>Compensation Committee Responsibilities and Authority – Rule 14.10(c)(4)(C)</u>

☐ I hereby certify that the Company's compensation committee has, and will continue to have, the specific responsibilities and authority set forth in Rule 14.10(c)(4)(C) and as required by Rule 10C-1(b)(2), (3) and 4(i-vi) under the Exchange Act. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the compensation committee responsibilities and authority requirements of Rule 14.10(c)(4)(C) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a Limited Partnership Governance Certification Form, which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Smaller Reporting Companies:** Check here if the Company is a Smaller Reporting Company and each director responsible for determining the compensation of executive officers of the Company is independent under Rule 14.10(c)(1)(B).

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

9. **Independent Director Oversight of Director Nominations-Rule 14.10(c)(5)(A) and Related Interpretation and Policy .08**

☐ I hereby certify that the Company complies with Rule 14.10(c)(5)(A), which requires Independent Director involvement in the selection of director nominees, by having a (i) Independent Directors constituting a majority of the Board's Independent Directors in a vote in which on Independent Directors participate, or a nominations Committee comprised solely of Independent Directors. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the Exchange Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the nominations committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the director nominations requirement of Rule 14.10(c)(5)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

10. Nominations Committee Charter or Board Resolution-Rule 14.10(c)(5)(B) and Related Interpretation and Policy .08

☐ I hereby certify that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, as required by Rule 14.10(c)(5)(B). Please provide a copy of the charter or board resolution and note the date of adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

For Foreign Private Issuers: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the nominations committee charter/board resolution requirement of Rule 14.10(c)(5)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

11. Code of Conduct-Rule 14.10(d) and Related Interpretation and Policy .09

☐ I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.10(d), and that such codes satisfy the requirements of Rule 14.10(d). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the code of conduct requirement of Rule 14.10(d) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

12. Meetings of Shareholders-Rule 14.10(f)(1) and Related Interpretation and Policy .15

☐ I hereby certify that the Company has and will continue to hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end. If the Company is currently exempt from this requirement, check the box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the meetings of shareholders of Rule 14.10(f)(1) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

13. Proxy Solicitation-Rule 14.10(f)(2)

☐ I hereby certify that the Company has and will continue to solicit proxies and provide proxy statements for all meetings of Shareholders and has and will continue to provide copies of such proxy solicitation to the Exchange. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the proxy solicitation requirement of Rule 14.10(f)(2) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement, but in the event that a meeting of limited partners is required, the Company shall provide all limited partners with proxy or information statements and if a vote is required, shall solicit proxies thereon. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

14. Quorum-Rule 14.10(f)(3)

☐ I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3). If the Company is currently exempt from this requirement, check the box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the quorum requirement of Rule 14.10(f)(3) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, but in the event that a meeting of limited partners is required the quorum for such meeting shall not be less than 33 1/3 percent of the limited partnership interests outstanding. A Company relying on this exemption must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

15. Notification of Noncompliance-Rule 14.10(g)

☐ I hereby certify that the Company has and will continue to provide the Exchange with prompt notification after an Executive Officer of the Company becomes aware of any noncompliance by the Company with the requirements of Rule 14.10.

16. Related Party Transactions-Rule 14.10(h)(1)

☐ I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers:** Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the related party transactions requirement of Rule 14.10(h)(1) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

17. Shareholder Approval-Rule 14.10(i) and Related Interpretations and Policies .16, .17, and .18

☐ I hereby certify that the Company has complied with the shareholder approval requirements pursuant to Rule 14.10(i), which set forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with : (1) the acquisition of the stock or assets of another company; (2) a change of control; (3) equity-based compensation of officers, directors, employees or consultants; and (4) private placements. General provisions relating to shareholder approval are set forth in Rule 14.10(i)(5), and the financial viability exception to the shareholder approval requirement is set forth in Rule 14.10(i)(6). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers:** Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the shareholder approval requirement of Rule 14.10(i) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/. A Company checking this box certifies it has obtained shareholder approval when a stock option or purchase plan Is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, as would be required under Rule 14.10(i)(3) and Rule 14.10, Interpretation and Policy .16.

18. Voting Rights-Rule 14.10(j) and Related Interpretation and Policy .20

☐ I hereby certify that the voting rights of existing Shareholders of publicly traded common stock registered under Section 12 of the Act have not been and will not be disparately reduced or restricted through any corporate action or issuance. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers:** Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the voting rights requirements of Rule 14.10(j) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

19. Compensation Recovery Policy-Rule 14.10(k) and Related Interpretation and Policy .21

☐ I hereby certify that the Company has (i) adopted a compensation recovery policy as required by Rule 14.10(k)(1); (ii) will comply with its recovery policy for all incentive-based compensation received by executive officers; and (iii) will provide the disclosures required by Rule 14.10(k)(2) and in the applicable Commission filings.

☐ **For Unit Investment Trusts:** Check here if the security(ies) are issued by a unit investment trust, as defined in 15 U.S.C 80a-4(2), and is exempt from the compensation recovery policy requirements pursuant to Exchange Rule 14.10(e)(1)(A)(iii).

☐ **For Management Companies:** Check here if the security(ies) are issued by a management company, as defined in 15 U.S.C. 80a-4(3), that is registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8), if such management company has not awarded Incentive-based Compensation to any Executive Officer of the Company in any of the last three fiscal years, or in the case of a Company that has been listed for less than three fiscal years, since the listing of the Company, and is exempt from the compensation recovery policy requirements pursuant to Exchange Rule 14.10(e)(1)(E)(iv).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Telephone:
Email:
Date:

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of

the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information,

transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

